Exhibit 99.3

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

For the three-month periods ended March 31, 2022 and 2021

May 13, 2022

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
OVERVIEW	5
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	6
FACTORS AFFECTING OUR PERFORMANCE	6
COMPONENTS OF OUR RESULTS OF OPERATIONS	8
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	10
RESULTS OF OPERATIONS	11
Analysis of Results for Q1 2022	13
EBITDA AND ADJUSTED EBITDA	15
RECONCILIATION OF NON-IFRS MEASURES	15
RECONCILIATION OF ACCOUNTS RECEIVABLE	17
QUARTERLY FINANCIAL INFORMATION	18
LIQUIDITY AND CAPITAL RESOURCES	19
INDEBTEDNESS	20
Off-Balance Sheet Arrangements	22
Related Party Transactions	22
Risks and Uncertainties	22
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	24
Share Information	25
Critical Accounting Estimates	25
Changes in Significant Accounting Policies	26
ADDITIONAL INFORMATION	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements for the three-month periods ended March 31, 2022 and 2021, including the related notes thereto, and our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2021, 2020 and 2019, and the related MD&A. The financial information contained in this MD&A is derived from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

BASIS OF PRESENTATION

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the IASB. Our fiscal year is the 12-month period ending December 31. The next fiscal year will occur in the 12-month period ending December 31, 2022.

All references in this MD&A to “Q1 2022” are to our fiscal quarter for the three-month period ended March 31, 2022, all references to “Q1 2021” are to our fiscal quarter for the three-month period ended March 31, 2021 and all references to “Q4 2021” are to our fiscal quarter for the three-month period ended December 31, 2021. All references in this MD&A to “Fiscal 2021” are to our fiscal year ended December 31, 2021 and all references in this MD&A to “Fiscal 2022” are to our fiscal year ending December 31, 2022.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA”, “Adjusted EBITDA” and “Same-Region Sales Growth” (each as defined below). These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. However, we caution you that “Adjusted EBITDA” and “Same-Region Sales Growth” may be defined by us differently than by other companies. Our management also uses non-IFRS measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, which do not have an impact on the operating performance of our existing TMS Center network. The IFRS measurement most directly comparable to Adjusted EBITDA is loss attributable to common shareholders of Greenbrook. Beginning in Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers (as defined below). We have retrospectively calculated Adjusted EBITDA for Q1 2021 to reflect this change (see “Reconciliation of Non-IFRS Measures” below).

“EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. The IFRS measurement most directly comparable to EBITDA is loss attributable to common shareholders of Greenbrook.

“Same-Region Sales Growth” is a non-IFRS metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing TMS Centers as well as growth achieved through the opening of additional TMS Centers within established management regions. For information regarding how we define our management regions, see “Overview”. Our established management regions are defined as management regions containing open TMS Centers all of which have performed billable TMS (as defined below) services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Within a management region we focus on increasing patient volume in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding TMS Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

See “Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including with respect to the impact of the COVID-19 (coronavirus) pandemic (“COVID-19”) and the Company’s response thereto, the Company’s expectations regarding the expansion of the Spravato® (esketamine nasal spray) offering (the “Spravato® Program”) and our potential to enhance profit margins and diversify total revenue, the impact of the Achieve TMS East/Central Acquisition (as defined below) on our business and the earn-out consideration payable in respect thereof, our anticipated expansion opportunities, our expectations regarding our liquidity and available financing, and our expectations of future results, performance, achievements, prospects or opportunities, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s Annual Report on Form 20-F dated March 31, 2022 in respect of the fiscal year ended December 31, 2021 (the “Annual Report”). These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OVERVIEW

We are a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers Inc. (“TMS US”) was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) across the United States. We offer TMS treatment facilities in convenient locations to provide easy access to patients and clinicians. As at March 31, 2022, the Company owned and operated 148 TMS Centers in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa and Massachusetts.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local TMS treatment centers that are strategically located within a single region for convenient patient and clinician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

In Q1 2021, we commenced offering Spravato® (esketamine nasal spray) at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. See “Key Highlights and Recent Developments—Spravato® Program” below.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

Despite the impact of the omicron COVID-19 variant early in the quarter, the Company continued to see resilient growth in both revenue and new patient starts compared to Q1 2021. Quarterly revenue increased in Q1 2022 by 15% to $13.1 million as compared to Q1 2021 while new patient starts increased in Q1 2022 by 15% to a record 1,817 as compared to Q1 2021. The typical seasonal factor in the first quarter also affected quarter-over-quarter growth. Revenue and patient starts bounced back strongly late in the quarter leading to what we believe is strong forward momentum into the second quarter of Fiscal 2022 (“Q2 2022”). We believe that mental health remains a key focus in the United States, and the unmet demand for treatment is at an all-time high. We believe our business fundamentals remain sound and that our network of TMS Centers has the capacity to serve this unmet need.

Spravato® Program

The roll-out of our Spravato® Program at select TMS Centers continued through Q1 2022, building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in certain of our TMS Centers through the Spravato® Program which has effectively enhanced profit margins in these TMS Centers. As at March 31, 2022, we have expanded our offering of Spravato® to an additional 13 TMS Centers, bringing our total to 23 TMS Centers offering Spravato®.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of TMS Centers

We believe we have a meaningful opportunity to continue to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with clinicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control.

Competition

The market for TMS is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers. We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or Spravato®. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term growth strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. We may also use capital to finance potential acquisitions. We have experienced losses since inception and we will require additional financing to fund our operating and investing activities and such additional financing is required in order for us to repay our short-term obligations. We have historically been able to obtain financing from supportive shareholders and other sources when required, however there can be no assurance that we will continue to receive financing support from our existing shareholders into the future. See the “Liquidity and Capital Resources” and “Risks and Uncertainties” sections of this MD&A.

Industry Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income.

COMPONENTS OF OUR RESULTS OF OPERATIONS

Total Revenue

Total revenue consists of service revenue attributable to the performance of treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach. Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. We apply constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy.

Center Development Costs

Center development costs represent direct expenses associated with developing new TMS Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

Earn-Out Consideration

A portion of the purchase price payable in respect of the Achieve TMS West Acquisition (as defined below) was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS West (as defined below) during the twelve-month period following the September 26, 2019 closing date of the Achieve TMS West Acquisition (the “Earn-Out”). The Earn-Out was confirmed to be $10.3 million, of which $3.1 million was settled through the issuance of an aggregate of 0.2 million Common Shares to the vendors on March 26, 2021. Of the remaining $7.2 million of Earn-Out consideration payable, $2.8 million was paid in cash on March 26, 2021. Certain vendors agreed to defer $4.4 million of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $0.3 million, which payment was made in full concurrently with the deferred cash payment on June 28, 2021.

In addition, earn-out consideration may be payable in connection with the Achieve TMS East/Central Acquisition (as defined below). As at December 31, 2021 and March 31, 2022, we estimated the fair value of the purchase price payable in respect to the earn-out to be nil. See “Factors Affecting the Comparability of Our Results—Achieve TMS East/Central Acquisition” below.

Share-Based Compensation

Share-based compensation represents stock options, restricted share units and performance share units granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the Achieve TMS West Acquisition and the Achieve TMS East/Central Acquisition.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts from EBITDA share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our TMS Center growth. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. Beginning in Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers. We have retrospectively calculated Adjusted EBITDA for Q1 2021 to reflect this change (see “Reconciliation of Non-IFRS Measures” below).

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

COVID-19

In Fiscal 2021, the surge in the COVID-19 delta variant during the summer season created caution among patients, especially in late August and September. Volume levels began to normalize in October with strong momentum in patient starts and consultations going into Q4 2021. However, in Q4 2021 and into Q1 2022, the surge in the COVID-19 omicron variant once again caused caution among patients, resulting in a decline in both patient visits/treatments and new patient starts in late Q4 2021 and into the early half of Q1 2022. In addition, a significant number of staff members and affiliated clinicians were required to isolate as a result of having contracted COVID-19. In response, we implemented several cost containment measures, including implementation of staffing reductions and a hiring freeze effective in December 2021, a reduction in discretionary spend (particularly in corporate, general and administrative expenses, travel & entertainment, and marketing spend). While the COVID-19 pandemic has resulted in certain operational challenges, we believe that the COVID-19 pandemic has increased the demand for mental health services and we believe that we are well-positioned to serve this unmet demand.

Acquisition of Achieve TMS West

On September 26, 2019, we, through our wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS West”) for a purchase price of $10.8 million (excluding Achieve TMS West’s cash and subject to working capital adjustments), of which $2.6 million of the purchase price was satisfied through the issuance of an aggregate of 286,348 Common Shares to the vendors and the remainder was settled in cash, less deferred and contingent consideration of $1.3 million (the “Achieve TMS West Acquisition”). The share consideration for the Achieve TMS West Acquisition was valued based on a price per Common Share equal to the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the five trading days ending two trading days prior to the closing of the Achieve TMS West Acquisition. Achieve TMS West controls and operates a network of TMS Centers that specialize in the provision of TMS therapy for the treatment of depression and related psychiatric services at TMS Centers in California, Oregon and Alaska. We believe the Achieve TMS West Acquisition will allow us to accelerate our expansion in the western United States in future periods (see “Cautionary Note Regarding Forward-Looking Information”).

In addition, a portion of the purchase price payable in respect of the Achieve TMS West Acquisition was subject to the Earn-Out which was released in Q1 2021 from an escrow account upon satisfying all escrow conditions. See the “Components of Our Results of Operations—Earn-Out Consideration” and “Liquidity and Capital Resources” sections of this MD&A.

Acquisition of Achieve TMS East/Central

On October 1, 2021, we completed the acquisition of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was $7.9 million, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. In addition, contingent consideration for the acquisition of Achieve TMS East/Central (the “Achieve TMS East/Central Acquisition”) is subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period. As at March 31, 2022, we estimated the fair value of the purchase price payable in respect of the earn-out to be nil.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new TMS Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year. We also typically experience a slowdown in new patient starts during the third quarter of each fiscal year as a result of summer holidays.

RESULTS OF OPERATIONS

Summary Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below has been derived from our unaudited condensed interim consolidated financial statements, and should be read in conjunction with those financial statements and the related notes thereto.

(US$)	Q1 2022 (unaudited)	Q1 2021 (unaudited)
Total revenue	13,065,146	11,313,175

Direct center and patient care costs	7,340,496	6,360,023
Regional employee compensation	3,475,551	2,986,315
Regional marketing expenses	1,717,164	1,984,621
Depreciation	1,569,984	1,474,334
Total direct center and regional costs	14,103,195	12,805,293
Regional operating income (loss)	(1,038,049)	(1,492,118)
Center development costs	159,446	280,433
Corporate employee compensation	3,617,860	2,886,584
Corporate marketing expenses	134,954	161,034
Other corporate, general and administrative expenses	1,370,804	1,668,464
Share-based compensation	249,322	205,970
Amortization	207,500	115,833
Interest expense	1,229,311	1,027,912
Interest income	(2,287)	(2,182)
Loss before income taxes	(8,004,959)	(7,836,166)
Income tax expense	–	–
Loss for the period and comprehensive loss	(8,004,959)	(7,836,166)
Loss attributable to non-controlling interest	(166,976)	(209,612)
Loss attributable to the common shareholders of Greenbrook	(7,837,983)	(7,626,554)
Net loss per share (basic and diluted)	(0.44)	(0.56)

Selected Financial Position Data

The following table provides selected financial position data as at the dates indicated:

	As at March 31,		As at December 31,
(US$)	2022 (unaudited)	2021 (unaudited)	2021
Cash and restricted cash	5,703,634	5,933,799	11,949,679
Current assets (excluding cash)	12,652,285	12,633,364	12,909,746
Total assets	66,308,385	56,139,351	72,643,693
Current liabilities	19,385,127	20,784,539	18,525,723
Non-current liabilities	38,089,563	37,490,408	37,528,638
Total liabilities	57,474,690	58,274,947	56,054,361
Non-controlling interests	(905,081)	(1,110,172)	(738,105)
Shareholders’ equity	8,833,695	(2,135,596)	16,589,332

For further information regarding our liquidity and financial position, see “Liquidity and Capital Resources” below. See also “Risks and Uncertainties” below.

Selected Operating Data

The following table provides selected operating data as at the dates indicated:

	As at March 31,		As at December 31,
(unaudited)	2022	2021	2021
Number of active TMS Centers(1)	146	119	147
Number of TMS Centers-in-development(2)	2	9	2
Total TMS Centers	148	128	149
Number of management regions	15	13	15
Number of TMS Devices installed	234	201	234
Number of regional personnel	340	317	386
Number of shared-services / corporate personnel(3)	68	49	44
Number of TMS providers(4)	161	116	135
Number of consultations performed(5)	3,501	3,591	14,108
Number of patient starts(5)	1,817	1,583	6,429
Number of TMS treatments performed(5)	59,067	52,126	226,286
Average revenue per TMS treatment(5)	$221	$217	$231

 Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figure calculated for the applicable year or period ended.

Analysis of Results for Q1 2022

The following section provides an overview of our financial performance during Q1 2022 compared to Q1 2021.

Total Revenue

Consolidated revenue increased to $13.1 million in Q1 2022, a 15% increase compared to Q1 2021 (Q1 2021: $11.3 million). This was predominately due to the Achieve TMS East/Central Acquisition which was completed in Q4 2021 as well as the increases in our new patient starts and treatment volumes from stronger market growth within our mature regions.

New patient starts increased to 1,817 in Q1 2022, a 15% increase compared to Q1 2021 (Q1 2021: 1,583). Treatment volumes in Q1 2022 were 59,067, a 13% increase compared to Q1 2021 (Q1 2021: 52,126). Consultations performed were 3,501 in Q1 2022, a 3% decrease compared to Q1 2021 (Q1 2021: 3,591). The increase in new patient starts and treatment volumes was predominantly due to 27 additional active TMS Centers during Q1 2022 as compared to Q1 2021, which has allowed us to provide greater access for patients to seek and receive treatment. The decrease in consultations performed, despite the increase in new patient starts, is a result of stronger conversion rates due to higher quality leads as a result of enhanced targeted marketing in Q1 2022 as compared to Q1 2021.

Same-Region Sales Growth was 8.3% in Q1 2022 as compared to -5.9% in Q1 2021. This was predominately due to the increases in our new patient starts and treatment volume key operating metrics as described above (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above).

Average revenue per treatment increased by 2% to $221 in Q1 2022 compared to Q1 2021 (Q1 2021: $217). This increase was primarily attributable to a change in payor mix and the geographical distribution of revenue.

Accounts Receivable

Accounts receivable as at the end of Q1 2022 remained consistent with Q1 2021 at $10.7 million, and decreased by $0.3 million as compared to the end of Q4 2021 (Q4 2021: $11.0 million). The decrease as compared to Q4 2021 was primarily a result of a decrease in revenue in Q1 2022 as compared to Q4 2021 and continued strong cash collections during the period.

We also continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 10% to $14.1 million during Q1 2022 (Q1 2021: $12.8 million). Direct center and regional costs in Q1 2022 were comparatively high due to operating 146 active TMS Centers as at March 31, 2022 as compared to 119 active TMS Centers as at March 31, 2021 offset by cost containment measures implemented in late Q4 2021 in response to the COVID-19 pandemic (see “Factors Affecting the Comparability of Our Results—COVID-19” above).

Entity-wide regional operating loss decreased by 30% to $1.0 million during Q1 2022 (Q1 2021: $1.5 million). The decrease in entity-wide regional operating loss in Q1 2022 as compared to Q1 2021 was primarily due to increased revenue, offset by the increase in direct center and regional costs described above.

Center Development Costs

Center development costs decreased by 43% to $0.2 million during Q1 2022 (Q1 2021: $0.3 million) predominantly as a result of the decrease in the number of TMS Centers developed during Q1 2022 as compared to Q1 2021.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 25% to $3.6 million during Q1 2022 (Q1 2021: $2.9 million). This is predominately due to key investments in our human resources, billing, operations and compliance capabilities made throughout Fiscal 2021 which resulted in an increase in headcount in Q1 2022 as compared to Q1 2021.

Corporate Marketing Expenses

Corporate marketing expenses decreased by 16% to $0.1 million during Q1 2022 (Q1 2021: $0.2 million). The decrease was primarily a result of the timing of discretionary spending.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses decreased by 18% to $1.4 million during Q1 2022 (Q1 2021: $1.7 million). This was predominantly due to the deferred payment costs of $0.3 million in Q1 2021 with respect to the Earn-Out in connection with the Achieve TMS West Acquisition which, due to its one-time nature, did not recur in Q1 2022. (see “Components of our Results of Operations—Earn-Out Consideration” above).

Share-Based Compensation

Share-based compensation increased by 21% to $0.2 million during Q1 2022 (Q1 2021: $0.2 million), predominantly due to the timing and fair value of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by 79% to $0.2 million during Q1 2022 (Q1 2021: $0.1 million) as a result of the intangible assets acquired by the Company in connection with the Achieve TMS East/Central Acquisition.

Interest

Interest expense increased by 20% to $1.2 million during Q1 2022 (Q1 2021: $1.0 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the execution of our regional growth strategy.

Interest income increased by 5% during Q1 2022 (Q1 2021: $0.002 million) as a result of an increase in the amount of excess funds invested.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss increased by 2% to $8.0 million during Q1 2022 (Q1 2021: $7.8 million). This was predominately due to a decrease in entity-wide regional operating loss as a result of more robust operations, offset by an increase in corporate employee compensation (see “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” and “—Corporate Employee Compensation”).

The loss attributable to the common shareholders of Greenbrook increased by 3% to $7.8 million during Q1 2022 (Q1 2021: $7.6 million). This was predominantly due to the factors described above impacting net losses.

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position increased by 5% to $4.5 million during Q1 2022 (Q1 2021: $4.3 million). The increase in the Adjusted EBITDA loss position is primarily attributable to fewer one-time costs occurring in Q1 2022 as compared to Q1 2021. One-time costs that occurred in Q1 2022 related to M&A related professional and legal fees, while one-time costs that occurred in Q1 2021 included the deferred payment costs with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition and one-time professional and legal fees incurred in connection with our Nasdaq listing.

EBITDA AND ADJUSTED EBITDA

The table below presents our EBITDA and Adjusted EBITDA for the periods indicated:

(US$)	Q1 2022 (unaudited)	Q1 2021(1) (unaudited)
EBITDA	(4,833,475)	(5,010,657)
Adjusted EBITDA	(4,492,305)	(4,294,343)

Note:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenue through the development and building of additional TMS Centers. We have retrospectively calculated Adjusted EBITDA for Q1 2021 to reflect this change.

For a definition of EBITDA and Adjusted EBITDA, see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. For quantitative reconciliations of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook, see “Reconciliation of Non-IFRS Measures” immediately below.

RECONCILIATION OF NON-IFRS MEASURES

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q1 2022 (unaudited)	Q1 2021(1) (unaudited)
Loss attributable to the common shareholders of Greenbrook	(7,837,983)	(7,626,554)
Add the impact of:
Interest expense	1,229,311	1,027,912
Amortization	207,500	115,833
Depreciation	1,569,984	1,474,334
Less the impact of:
Interest income	(2,287)	(2,182)
EBITDA	(4,833,475)	(5,010,657)
Add the impact of:
Share-based compensation	249,322	205,970
Add the impact of:
Deferred payment expense in relation to Achieve TMS cash Earn-Out consideration owed	–	300,000
Nasdaq listing related professional and legal fees	–	210,344
M&A related professional and legal fees	91,848	–
Adjusted EBITDA	(4,492,305)	(4,294,343)

Note:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenue through the development and building of additional TMS Centers. We have retrospectively calculated Adjusted EBITDA for Q1 2021 to reflect this change.

We believe that Adjusted EBITDA provides a meaningful financial metric to investors as it measures the ability of our current TMS Center operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, none of which have an impact on the operating performance of our existing TMS Center network. One-time expenses include professional and legal fees associated with our Nasdaq listing and M&A-related activities, as well as the deferred payment costs with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition.

In addition, we present Same-Region Sales Growth, which is a non-IFRS measure that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the corresponding period of the prior year. As a result, when we calculate Same-Region Sales Growth for a particular comparative period (e.g., Q1 2022 vs Q1 2021), the total amount of same-region sales revenue for the comparative period in the prior year (e.g., for Q1 2021) may differ compared to the total amount of same-region sales revenue that we had calculated in the comparative period, e.g., in the event that certain management regions that had been excluded in the comparative period are considered established management regions in the current period. This is necessary in order for us to present a more meaningful percentage of sales growth as it ensures that the same management regions are being included in both periods for each calculation of Same-Region Sales Growth. Other than for purposes of the reconciliation tables below, we do not present same-region sales revenue as an independent non-IFRS measure because the management regions that are included may vary from period-to-period. We refer you to our revenues as reported under IFRS and as discussed elsewhere in this MD&A for a discussion and analysis of our revenues on a consolidated basis. However, we believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth (as a percentage change) within established management areas that are relevant for the comparative period and, accordingly, enables us to present the growth achieved by adding TMS Center density within these established management regions by taking into account sales attributable to recently acquired management regions or regions that we do not consider to be “established” or “mature”, i.e., those in which none of the TMS Centers have performed billable TMS services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

The tables below illustrate a reconciliation of total revenue to Same-Region Sales Growth for the periods presented:

Q1 2022 SAME-REGION SALES GROWTH

(unaudited) (US$)	Q1 2022	Q1 2021(2)
Revenue	13,065,146	11,313,175
Less the impact of regions not yet mature(1):
Massachusetts	(735,640)	-
Iowa	(81,253)	-
Same-Region Sales Revenue	12,248,253	11,313,175
Same-Region Sales Growth	8.3%

Notes:

(1)	These regions were acquired as part of the Achieve TMS East/Central Acquisition during Fiscal 2021. As TMS Centers in these regions have not performed billable TMS services, subsequent to being acquired, for a period of at least one full year prior to March 31, 2022, they have been excluded from the calculation.

(2)	For purposes of calculating Q1 2022 Same-Region Sales Growth, each of the Florida and Michigan management regions are included in same-region sales revenue for both Q1 2022 and Q1 2021 because these management regions were considered established for Q1 2022, and accordingly are included in Q1 2021 for comparison purposes even those such regions were not considered established in Q1 2021 and had been excluded for purposes of calculating Q1 2021 Same-Region Sales Growth. See “—Q1 2021 Same-Region Sales Growth” below.

Q1 2021 SAME-REGION SALES GROWTH

(unaudited) (US$)	Q1 2021	Q1 2020
Revenue	11,313,175	11,420,502
Less the impact of regions not yet mature(1):
Florida	(463,790)	(123,068)
Michigan	(297,694)	(80,517)
Same-Region Sales Revenue	10,551,691	11,216,917
Same-Region Sales Growth	-5.9%

 Note:

(1)	Excludes regions in both the current and comparable period in which none of the TMS Centers have performed billable TMS services for a period of at least one full year prior to March 31, 2021.

RECONCILIATION OF ACCOUNTS RECEIVABLE

A quantitative reconciliation of accounts receivable in respect of the three-month periods ended March 31, 2022 and 2021, and the year ended December 31, 2021 is provided below, which includes a quantification of the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(US$)	Q1 2022 (unaudited)	Q1 2021 (unaudited)	Fiscal 2021 (unaudited)
Opening accounts receivable balance as at January 1,	10,997,389	10,708,062	10,708,062
Revenue recognized based on expected value	14,363,932	12,482,512	55,716,778
Adjustment to variable consideration estimate	(1,298,786)	(1,169,337)	(3,518,694)
Payments received	(13,395,313)	(11,285,025)	(51,908,757)
Ending accounts receivable balance at the period end date	$10,667,222	$10,736,212	$10,997,389

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited) (US$)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Revenue	13,065,146	14,047,452	13,130,245	13,707,212	11,313,175	9,913,552	12,006,570	9,788,555
Regional operating income (loss)	(1,038,049)	43,741	249,057	921,339	(1,492,118)	(2,050,168)	967,584	(225,198)
Net loss attributable to common shareholders of Greenbrook	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)
Net loss per share – Basic(1)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)
Net loss per share – Diluted(1)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)

Note:

(1)	The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the consolidation of our Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares, which was implemented by the Company effective February 1, 2021.

Analysis of Results

New patient starts represented a record of 1,817 in Q1 2022, representing a 9% quarter-over-quarter increase compared to Q4 2021 (Q4 2021: 1,667). Treatment volumes were 59,067 in Q1 2022, representing a 4% quarter-over-quarter decrease compared to Q4 2021 (Q4 2021: 61,416). Consultations were 3,501 in Q1 2022, representing a 1% quarter-over-quarter decrease compared to Q4 2021 (Q4 2021: 3,547). Despite a challenging operating environment in early Q1 2022 and the general seasonality of the business during the first quarter of each year, we experienced an increase in new patient starts and treatment volumes in late February 2022 which continued into March 2022 (see “Factors Affecting the Comparability of Our Results—Seasonality” above).

We achieved quarterly consolidated revenue of $13.1 million in Q1 2022, representing a 7% quarter-over-quarter decrease compared to Q4 2021 (Q4 2021: $14.0 million). Average revenue per treatment was $221 in Q1 2022, representing a 3% quarter-over-quarter decrease compared to Q4 2021 (Q4 2021: $229). Both of these decreases are primarily attributable to the general seasonality of the business during the first quarter of each year (see “Factors Affecting the Comparability of Our Results—Seasonality” above).

We experienced an entity-wide regional operating loss of $1.0 million in Q1 2022 (Q4 2021: $0.04 million entity-wide regional operating income), primarily as a result of a decrease in revenue in Q1 2022 as compared to Q4 2021.

The loss attributable to the common shareholders of Greenbrook was $7.8 million in Q1 2022, representing a 15% quarter-over-quarter increase compared to Q4 2021 (Q4 2021: $6.8 million), primarily as a result of the decrease in revenue in Q1 2022 as compared to Q4 2021.

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
(unaudited)
Number of active TMS Centers(1)	146	147	127	122	119	116	114	113
Number of TMS Centers-in-development(2)	2	2	4	7	9	9	11	12
Total TMS Centers	148	149	131	129	128	125	125	125
Number of management regions	15	15	13	13	13	13	13	13
Number of TMS Devices installed	234	234	214	209	201	198	191	189
Number of regional personnel	340	386	350	343	317	305	286	275
Number of shared-services / corporate personnel(3)	68	44	58	51	49	49	47	44
Number of TMS providers(4)	161	135	126	124	116	117	113	112
Number of consultations performed(5)	3,501	3,547	3,437	3,533	3,591	3,587	3,283	2,075
Number of patient starts(5)	1,817	1,667	1,520	1,659	1,583	1,428	1,473	1,218
Number of treatments performed(5)	59,067	61,416	54,525	58,219	52,126	54,408	51,033	42,581
Average revenue per treatment(5)	$221	$229	$241	$235	$217	$182	$235	$230

_______

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figures calculated for the applicable period ended.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Since inception, we have financed our operations primarily from equity offerings and revenue generated from our TMS Centers. Our primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in our centralized business infrastructure. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to provide services to our customers and provide returns to our shareholders. We have also used capital to finance acquisitions and may continue to do so in the future. Cash is held primarily in U.S. dollars.

As part of our annual budgeting process, we evaluate our estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this budget, historical cash flow analysis and considering our anticipated cash flows from regional operations and our holdings of cash, as of the date of this MD&A, we believe that we have sufficient capital to meet our future operating expenses, capital expenditures and future debt service requirements for approximately the next 3 to 6 months, subject to our compliance with the terms of the waiver from our Lender as described under “Indebtedness—Credit Agreement” below. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the velocity of our regional development strategy and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties” and “Factors Affecting our Performance” in this MD&A.

Analysis of Cash Flows for Q1 2022

The following table presents our cash flows for each of the periods presented:

(US$)	Q1 2022	Q1 2021
Net cash used in operating activities	(3,047,130)	(6,246,974)
Net cash used in financing activities	(2,951,202)	(2,797,561)
Net cash generated from (used in) investing activities	2,287	(2,778,408)
Decrease in cash	(5,996,045)	(11,822,943)

Cash Flows used in Operating Activities

For Q1 2022, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $3.0 million, as compared to $6.2 million in Q1 2021. The decrease in cash flows used in operating activities is primarily attributable to increased losses in addition to changes in non-cash working capital resulting from the timing of payments slightly offset by increased collection activity (see “Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above).

Cash Flows used in Financing Activities

For Q1 2022, cash flows used in financing activities amounted to $3.0 million as compared to $2.8 million in Q1 2021. This change is largely driven by an increase in interest paid and lease liability payments, offset by distributions to non-controlling interests in Q1 2021 that did not occur in Q1 2022. The increase in interest and lease liability payments are a result of an increase in the addition of new lease liabilities in connection with the Achieve TMS East/Central Acquisition.

Cash Flows generated from (used in) Investing Activities

For Q1 2022, cash flows generated from investing activities totaled $0.002 million as compared to cash flows used in investing activities of ($2.8 million) in Q1 2021, which primarily relates to the release of the deferred consideration held in an escrow account upon satisfying all escrow conditions and the Earn-Out consideration in relation to the Achieve TMS West Acquisition. See “Components of Our Results of Operations—Earn-Out Consideration” above.

INDEBTEDNESS

Credit Agreement

On December 31, 2020, the Company entered into a credit and security agreement (the “Credit Agreement”) in respect of a $30 million credit facility (“Credit Facility”) with Oxford Finance LLC (the “Lender”). The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones relating to the achievement of certain tiered EBITDA and revenue targets; debt-to-EBITDA ratio and debt-to-enterprise value ratio targets; and minimum unrestricted cash and daily average unrestricted cash requirements. As of the date of this MD&A, the Company does not currently meet these financial milestones and is, therefore, unable to draw down on any of the delayed-draw term loan tranches under the Credit Facility at this time. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum qualified cash, each of which became effective on March 31, 2021. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As at March 31, 2022, we were in compliance with such covenants, subject to the waiver from the Lender that we received on March 30, 2022 as described below. The Credit Agreement includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

As consideration for providing the Credit Facility, we issued 51,307 common share purchase warrants (the “Lender Warrants”), each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to the Lender. To date, none of the Lender Warrants have been exercised. The Lender Warrants will expire on December 31, 2025.

On March 30, 2021, the Company and TMS US received a waiver from the Lender with respect to their obligation under the Credit Agreement to deliver annual audited financial statements with respect to the fiscal year ended December 31, 2020 that do not contain any “going concern” or similar qualification or exception. As consideration for the waiver granted by the Lender, the Company, TMS US and each of the other parties to the Credit Agreement covenanted that the Company would complete an equity and/or subordinated debt offering for proceeds of at least $12 million, which was satisfied through the completion of a private placement on June 14, 2021. In addition, the Credit Agreement was amended on October 29, 2021 in order to permit the earn-out consideration payable in connection with the Achieve TMS East/Central Acquisition.

On March 30, 2022, the Company and TMS US received a waiver from the Lender with respect to their obligation under the Credit Agreement to deliver annual audited financial statements with respect to Fiscal 2021 that do not contain any “going concern” or similar qualification or exception. As consideration for the waiver granted by the Lender, the Company, TMS US and each of the other parties to the Credit Agreement covenanted that the Company would complete an equity and/or subordinated debt offering for proceeds of at least $12 million by June 30, 2022.

Other Indebtedness

During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured, as applicable, during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the fiscal year ended December 31, 2019 (“Fiscal 2019”).

During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. These TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during Fiscal 2021. There are no covenants associated with these loans. The loans were repaid during Fiscal 2021.

During Q1 2022, the Company repaid TMS Device loans totalling $0.01 million (Q1 2021: $0.02 million).

Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of March 31, 2022:

(unaudited)	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Loans Payable(1)	20,438,318	1,717,564	3,351,146	15,369,608	-
Rental Leases(2)	25,961,822	4,484,597	7,811,192	6,447,580	7,218,453
Device Leases(3)	15,145,299	3,813,397	5,754,790	2,772,079	2,805,033
Total	61,545,339	10,015,558	16,917,128	24,589,267	10,023,486

Notes:

(1)	Loans payable relate to undiscounted cash flows for loans, including the Credit Facility and TMS Device loans as at March 31, 2022, inclusive of principal and interest. We expect to satisfy these obligations with cash from operations.
(2)	Rental leases relate to the undiscounted cash flows of all future payments for all rental agreements. We expect to satisfy these obligations with cash from operations.
(3)	Device leases relate to the undiscounted cash flows of all future payments for all device agreements. We expect to satisfy these obligations with cash from operations.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions.

Related Party Transactions

License Agreement with Greybrook Capital Inc.

We entered into a license agreement with Greybrook Capital Inc., an affiliate of Greybrook Health Inc., for the provision of office space for our head office in Toronto, Ontario, effective as of February 1, 2021. Under the agreement, we are required to pay approximately C$10,000 per month. The initial term of the license expired on December 31, 2021. As at March 31, 2022, nil was included in accounts payable and accrued liabilities related to payables for Greybrook Capital Inc.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the board of directors of the Company (the “Board”). This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Annual Report, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as well as the risk factors described below.

COVID-19

On January 30, 2020, the World Health Organization (the “WHO”) declared a global emergency with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing public health authorities to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While all of our TMS Centers remain open, and are expected to remain open, during the pandemic, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2021 as a result of the COVID-19 pandemic. In Fiscal 2021, the surge in the COVID-19 delta variant during the summer season created caution among patients, especially in late August and September. Volume levels began to normalize in October with strong momentum in patient starts and consultations going into Q4 2021. However, in Q4 2021 and Q1 2022 the surge in the COVID-19 omicron variant once again caused caution among patients, resulting in lower patient visits/treatments and new patient starts in late Q4 2021 and into the early half of Q1 2022 as compared to management’s expectations. In addition, a significant number of staff members and affiliated clinicians were required to isolate as a result of having contracted COVID-19. As a result, we implemented several cost containment measures, including implementation of staffing reductions and a hiring freeze effective in December 2021, a reduction in discretionary spend (particularly in corporate, general and administrative expenses, travel & entertainment, and marketing spend). While the COVID-19 pandemic has resulted in certain operational challenges, we believe that the COVID-19 pandemic has increased the demand for mental health services and we believe that we are well-positioned to serve this unmet demand.

We rely on payors to make timely payments to us for services provided to their beneficiaries. If payors are negatively impacted by a decline or disruption in the economy, including staffing shortages as a result of the COVID-19 pandemic, we may experience slowdowns in collections and a reduction in the amounts we expect to collect.

We also rely on third-party suppliers and manufacturers for our TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to our suppliers and their contract manufacturers will likely impact our revenue and operating results. The outbreak of the COVID-19 pandemic may also, in the future, impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact us by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If we are unable to mitigate the impacts of the COVID-19 pandemic on our operations, our costs may increase and revenue could decrease. It is unknown how we may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services we provide.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact will depend on future developments, including actions taken to contain COVID-19.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans.

Based on the Company’s industry, none of the accounts receivable is considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders. We have historically been able to obtain financing from supportive shareholders and other sources when required; however, we can provide no assurance that such shareholders will continue to provide similar financing in the future.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to changes in interest rates on our cash and long-term debt. The Credit Facility bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%.

For additional information, see Note 18 of our unaudited condensed interim consolidated financial statements as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 for a qualitative and quantitative discussion of our exposure to these market risks.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three months ended March 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

There has been no change in the Company’s ICFR that occurred during the three months ended March 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of March 31, 2022, there were 17,801,885 Common Shares and nil preferred shares issued and outstanding. In addition, there were 894,500 stock options and 51,307 Lender Warrants, each representing a right to acquire one Common Share, issued and outstanding. As of the date hereof, assuming exercise and exchange of all outstanding options and Lender Warrants, there would be 18,747,692 equity securities of the Company issued and outstanding on a fully-diluted basis.

Critical Accounting Estimates

There have been no changes to the Company’s critical accounting estimates and judgments since the fiscal year ended December 31, 2021, except as noted below.

COVID-19:

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates which resulted in no material impacts for Fiscal 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigations and claims.

We have experienced losses since inception and has negative cash flow from operating activities of $3.0 million for the three months ended March 31, 2022 (three months ended March 31, 2021 – negative cash flow of $6.2 million).

On December 31, 2020, the Company entered into the Credit Agreement for the Credit Facility with the Lender. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests. Based on the Company’s projections, the Company may be required to raise additional financing to remain in compliance with the covenants of the Credit Agreement. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company.

Although we anticipate that we will have positive cash flow from operating activities in the future, we anticipate that our overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. We expect that we will require additional financing to fund our operating and investing activities and such additional financing is required in order for us to repay our short-term obligations. These conditions indicate the existence of a material uncertainty that may cast substantial doubt as to our ability to continue as a going concern. We also have strong supportive shareholders and a proven track record of successfully raising capital when required. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

Changes in Significant Accounting Policies

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2023:

•	IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

We do not expect the amendment to the existing standard to have any material impact on our consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Annual Report, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH” and on the TSX under the symbol “GTMS”.